

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
2 Wells Avenue
Newton, MA 02459

      Re: Bright Horizons Family Solutions Inc.
            Form 10-K for Fiscal Year Ended December 31, 2022
            Filed February 28, 2023
            File No. 001-35780

Dear Elizabeth Boland:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services